April 28, 2017

VIA EMAIL

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Ms. Lisa Larkin

Re:

Calvert Management Series (“Registrant”)

Post-Effective Amendment No. 81 to the Registration Statement filed on March 1, 2017
(Securities Act File No. 002-69565 and Investment Company Act File No. 811-03101)

Ladies and Gentlemen:

On April 11, 2017, Ms. Lisa Larkin of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Timothy P. Walsh of Calvert Research and Management (“CRM”) in connection with the Staff’s review of the above-referenced post-effective amendment (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Calvert Tax-Free Responsible Impact Bond Fund (the “Fund”) and was filed for the purpose of combining multiple prospectuses and SAIs for different classes of the Registrant’s series into one set of documents, disclosing changes the Fund’s adviser, principal underwriter and certain other services providers, as well as revising certain disclosures related to the Fund.

The Staff’s comments on the Amendment and the Registrant’s responses thereto are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Amendment.  Registrant will file a post-effective amendment to its registration statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, to reflect the changes in disclosure noted in response to comments.

Prospectus Comments

1.

In the section entitled “Fund Summary – Fees and Expenses of the Fund,” please confirm that the information provided in the Annual Fund Operating Expenses and Example tables is correct.

Response:  The information provided in the Annual Fund Operating Expenses and Example tables will be updated to reflect the Fund’s fees and expenses for its fiscal year ended December 31, 2016.

April 28, 2017

2.

Please clarify the length of time the contingent deferred sales charge referenced in footnote 1 of the table in “Fund Summary – Fees and Expenses of the Fund” is applicable to $1,000,000 purchases of Class A shares of the Fund.

Response:

Footnote 1 to the table in “Fund Summary – Fees and Expenses of the Fund” will be revised as follows:

Purchases of Class A shares at net asset value for accounts with $1,000,000 or more on which a finder’s fee has been paid are subject to a contingent deferred sales charge of 0.80% if redeemed within one year.

3.

In the section entitled “Fund Summary – Fees and Expenses of the Fund - Example,” please revise the information provided to respond to Item 3 of Form N-1A.

Response:

Instruction 4(d) to Item 3 of Form N-1A states, with respect to the expense example, in part: “[a] Fund that charges account fees based on a minimum account requirement exceeding $10,000 may adjust its account fees based on the amount of the fee in relation to the Fund’s minimum account requirement.”  Based on this instruction, the expense example information for Class I shares of the Fund will be presented based on a minimum investment of $1,000,000.

4.

Please revise the first sentence of the section entitled “Fund Summary – Principal Investment Strategies” to respond to Rule 35d-1(a)(2) of the 1940 Act, which requires funds with names that suggest a certain type of investment type to invest at least 80% of its net assets in the assets suggested by the fund’s name (an “80% Policy”), resulting from the Fund having “Bond” in its name.

Response:

The Fund’s current 80% Policy is intended to comply with the guidance provided in the Staff’s Frequently Asked Questions about Rule 35d-1 (December 4, 2001), which stated as follows:

A fund with a name that suggests that its distributions are exempt from both federal and state income tax, e.g., the Maryland Tax-Exempt Fund, must have a fundamental policy to invest, under normal circumstances, either: (i) at least 80% of the value of its assets in investments the income from which is exempt from both federal income tax and the income tax of the named state, or (ii) its assets so that at least 80% of the income that it distributes will be exempt from both federal income tax and the income tax of the named state.

In response to the Staff’s comment, the Fund’s disclosure will be revised as follows:

Under normal market conditions, at least 80% of the income from the Fund will be exempt from federal income tax. In complying with this policy, the Fund normally expects to invest at least 80% of its net assets in municipal bonds, the interest on which is exempt from regular federal income tax and federal alternative minimum tax.

April 28, 2017

5.

Please add an 80% Policy to the section entitled “Fund Summary – Principal Investment Strategies” resulting from the Fund having “Responsible Impact” in its name.

Response:  The following disclosure will be added to “Fund Summary – Principal Investment Strategies:”

The Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in issuers that the investment adviser determines operate in a manner consistent with or promote The Calvert Principles for Responsible Investment (the “Principles”). The Principles provide a framework for the investment adviser’s evaluation of investments considering environmental, social and governance factors. The Principles seek to identify issuers that operate in a manner that is consistent with or promote: environmental sustainability and resource efficiency; equitable societies and respect for human rights; and accountable governance and transparency, among other factors. For additional information, please refer to “Appendix A: The Calvert Principles for Responsible Investment.

6.

In the section entitled “Fund Summary – Principal Investment Strategies,” please add disclosure that obligations rated below B or unrated obligations that are considered to be of comparable quality by the investment adviser are the riskiest types of junk bonds.

Response:

The following sentence will be to the disclosure regarding investments in bonds related below B:”

Investments rated below B or unrated obligations considered to be of comparable quality by the investment adviser have speculative characteristics and generally involve greater risks than higher rated obligations.

7.

In the section entitled “Fund Summary – Principal Investment Strategies,” please explain that the balance of the Fund’s net assets (i.e., 35%) may be invested in municipal obligations rated below investment grade.

Response:

The disclosure will be revised as requested.

April 28, 2017

8.

Please confirm that below B rated investments as discussed in the section entitled “Fund Summary – Principal Investment Strategies” are a principal investment strategy of the Fund. If not, please consider removing the reference to below B rated investments from that section of the Prospectus. If such investments are principal investments of the Fund, please supplementally provide the following information:

•

General market data - are there any investment limitations with respect to the percent of assets in below B rated investments;

•

The specific measures the Fund will take if it receives a large redemption request;

•

The existence of an active market for investment, including the number, diversity and quality of market participants;

•

The frequency of trades or quotes for such investments including daily trading volume;

•

The volatility of trading prices for such investments;

•

The bid/ask spreads for such investments;

•

Any restrictions on the trading of or transferring of such investments;

•

The availability of, and the investment adviser’s access to, information on the underlying loans or other assets held by municipal bonds rated below B; and

•

How the Fund will appropriately value such investments on a daily basis.

Response:  Investments rated below B are not a principal investment strategy of the Fund and the reference thereto has been removed from the section entitled “Fund Summary – Principal Investment Strategies.”  The following disclosure was added to the section entitled “Fund Summary – Principal Risks:”

While not a principal investment strategy, the Fund may at times invest not more than 10% of its net assets in obligations rated below B or in unrated obligations considered to be of comparable quality by the investment adviser.

9.

Please explain supplementally the disclosure under “Fund Summary – Principal Investment Strategies” relating to the Fund’s ability to invest 25% or more of its total assets in different types of municipal obligations and economic sectors of the municipal market.

Response:

The disclosure in question relates to the Fund’s ability to invest more that 25% of its total assets in different types of municipal obligations (e.g., general obligation bonds, municipal leases, revenue bonds and industrial development bonds) and sectors of the municipal market (e.g., housing, hospitals, healthcare facilities and utilities).  This disclosure does not relate to investment in a specific issuer or industry.

10.

Please add disclosure to clarify whether pooled investment vehicles will count or will not count towards any of the Fund’s 80% policies.

Response:

The following underscored disclosure will be added to the Fund’s disclosure:

The Fund may invest in pooled investment vehicles, including exchange-traded funds (“ETFs”), in order to seek exposure to the municipal markets or municipal market sectors.  Such investments will not be counted toward the Fund’s policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in issuers that the investment adviser determines operate in a manner consistent with or promote the Principles or toward the Fund’s 80% policy that at least 80% of the income from the Fund will be exempt from federal income tax.

April 28, 2017

11.

Please confirm that the Registrant has reviewed the letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry D. Miller of the Division of Investment Management regarding Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Barry Miller letter”).

Response: The Registrant confirms that the Barry Miller letter has been reviewed.

12.

Please add a cross-reference to “Appendix – The Calvert Principles for Responsible Investment” in the part of the section entitled “Fund Summary – Principal Investment Strategies” that discusses responsible investments.”

Response:

The Registrant will add a cross-reference (see Response to Comment No. 5 above).

13.

In the section entitled “Principal Risks – Municipal Bond Risk” please add disclosure in “plain English” regarding “traditional” and “non-traditional” participants in the municipal market.

Response:

The Registrant will add the requested disclosure.

14.

Please add disclosure to the section entitled “Principal Risks – Liquidity Risk” regarding the fact that the Fund may not invest more than 15% of its net assets in illiquid securities.

Response:

Disclosure concerning factors that may affect the liquidity of municipal bonds is now consolidated under “Fund Summary – Principal Risks – Municipal Bond Risk” and “– Bond Market Risk.”  Investing in illiquid securities is not a principal strategy of the Fund.    Disclosure concerning the 15% limit on illiquid investments will be included under “Investment Objective & Principal Strategies and Risks – Illiquid Securities.”

15.

Please add references to Extension risk, Information risk, Leverage risk, Opportunity risk, Prepayment risk, Regulatory risk and Transaction risk to the section entitled “Fund Summary – Principal Risks” as further described in the section entitled “Glossary of Certain Market Indices.”

Response:

In connection with disclosure changes in response to Comment No. 22, the Glossary will be deleted.

16.

Please add “or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” to the end of “General Fund Investing Risks” in the section entitled “Fund Summary – Principal Risks.”

Response:

The requested disclosure will be added.

17.

Please revise the section entitled “Fund Summary – Performance” to comply with Form N-1A:

Response:  The requested disclosure will be added.

April 28, 2017

18.

Please add disclosure to the section entitled Fund Summary – Performance” regarding the fact that performance prior to December 31, 2016 is attributable to the provision of investment advisory services by a different investment adviser.

Response:

The requested disclosure will be added.

19.

Please confirm that all information relating to Instruction 2 of Item 5(b) of Form N-1A is included for the portfolio managers listed under the section entitled “Fund Summary – Portfolio Management.”

Response:

The information required by Instruction 2 to Item 5(b) is included under “Fund Summary – Portfolio Management.”

20.

Please add disclosure that the Fund has adopted a policy to provide its shareholders with at least 60 days’ prior notice of any change in any 80% Policy that does not require shareholder approval.

Response:

The requested disclosure will be added.

21.

Please explain supplementally why the section entitled “Brief Discussion About Maturity and Duration” is contained in its own section.

Response:

In connection with disclosure changes in response to Comment No. 22, the he disclosure referenced in Comment No. 21 will be removed.

22.

The Staff notes that disclosure in response to Item 4 “Risk/Return Summary: Investments, Risks, and Performance” of Form N-1A should be a summary of disclosure then provided in response to Item 9 “Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings” of Form N-1A.  The Fund’s Item 9 disclosure is shorter (and not more comprehensive) than its Item 4 disclosure and should be elaborated on.

Response:

The Fund’s disclosure under “Investment Objective & Principal Strategies and Risks” will be revised as requested.

23.

In the section entitled “Description of Investment Strategies and Associated Risks – Derivative Instruments and Associated Risks – Futures Contracts,” there is a reference to “Currency risk.” Please clarify to where this reference points.

Response:  This disclosure will be deleted.

April 28, 2017

24.

Please add disclosure regarding how the Fund’s adviser decides which securities to buy and sell as required by Form N-1A, Item 9(b)(2).

Response:

The required disclosure is contained under “Fund Summary – Principal Investment Strategies” as follows, which Registrant believes satisfies the requirements of Item 9(b)(2):

The investment adviser’s process for selecting obligations for purchase and sale includes an evaluation of an obligation’s creditworthiness and consideration of the responsible investing criteria described below.  In evaluating creditworthiness, the investment adviser will consider ratings assigned by rating agencies and generally perform additional credit and investment analysis.  The investment adviser will also consider the relative value of the obligation in the market. In selecting investments for the Fund, the Fund’s investment adviser is guided by The Calvert Principles for Responsible Investment, which provide a framework for considering environmental, social and governance factors.  The Fund’s investments include municipal obligations that seek to provide positive environmental and/or social impact, such as obligations that fund education, healthcare, community services, housing, water, public transportation and other public purposes.

25.

Please consider whether the last paragraph of the section entitled “About Responsible Investing” needs to change in light of the added disclosure explaining the Fund’s policy to invest, under normal circumstances, at least 80% of the value of its assets in bonds, as suggested by its name and the Fund’s policy to invest, under normal circumstances, at least 80% of the value of its assets in responsible investments, as suggested by its name.

Response:  The referenced disclosure will be revised as follows (see underscore):

As described above, the Fund may invest in cash, cash equivalents and ETFs. Such investments will generally not be subject to responsible investment analysis.  In addition, ETFs in which the Fund may invest may hold securities of issuers that do not operate in accordance with the Fund’s responsible investment criteria.  The foregoing investments will not be counted toward the Fund’s policy of investing at least 80% of its net assets in issuers that the investment Adviser determines operate in a manner consistent with or promote the Principles.

26.

Please describe the investment adviser’s experience as an investment adviser and the advisory services that it provides to the Fund.

Response:

Disclosure regarding the experience of, and services provided by, the investment adviser will be added to the section entitled “Management of Fund Investments.”

April 28, 2017

27.

Please explain why the annual advisory fee rate disclosed in the section entitled “Management of Fund Investments – Advisory Fees” does not align with the management fee rate listed in the Fund’s Annual Fund Operating Expenses table.

Response:

The Management Fees reflected in the Fund’s Annual Fund Operating Expenses table reflect advisory and administrative fees.  In addition to a 0.35% annual advisory fee, the Fund is also subject to a 0.12% annual administrative fee as disclosed under “Management of Fund Investments – Administrative Fees.”  The footnote relating to the expense reimbursement notes that 0.02% of the administrative fee is currently being waived and such waived amount is reflected in the expense reimbursement amount in the table.

28.

Please confirm that the Fund will clearly identify each financial intermediary for which a sales charge variation applies.

Response:

The Fund confirms that it will clearly identify each financial intermediary for which a sales charge variation applies.

29.

Pursuant to Item 11(a)(3) of Form N-1A, please add a statement identifying in a general manner any national, local or regional holidays when shares will not be priced (e.g., explaining the shares will not be priced on the days on which the New York Stock Exchange is closed for trading) under “Shareholder Information – How Shares are Priced.”

Response:

The first sentence of the second paragraph of the section entitled “Shareholder Information – How Shares are Priced” will be revised to read as follows:

The Fund values its shares once each day only when the NYSE is open for trading (typically Monday through Friday), as of the close of regular trading on the Exchange (normally 4:00 p.m. eastern time).

30.

Please remove the last two paragraphs regarding contractual arrangements from the back cover of the Fund’s Prospectus and add it to the Fund’s SAI.

Response:

The last two paragraphs regarding contractual arrangements were removed from the back cover of the Fund’s Prospectus and was added to the SAI.

April 28, 2017

Statement of Additional Information (“SAI”) Comments

31.

In the section entitled “Non-Principal Investment Policies and Risks,” please confirm that, if the Fund intends to write (sell) credit default swaps, it will segregate the full notional amount payable under the agreement.

Response:

The Fund does not presently intend to write (sell) credit default swaps.  The Fund confirms that it will segregate the full notional amount that would be payable under the agreement if the Fund enters into such a transaction.  The Fund’s SAI states as follows:

To the extent a Fund purchases credit default swaps, the Fund will earmark or segregate cash or assets determined to be liquid by the Fund, or enter into offsetting positions, with a value at least equal to 100% of the Fund’s potential exposure under the swap agreement (including the amount of payments due under the swap, any termination fee and either the referenced security or an amount equal to its market value).

32.

In the section entitled “Non-Principal Investment Policies and Risks,” please consider removing the sub-section entitled “Securities Lending” as is appears to repeat the information included in the sub-section entitled “Lending Portfolio Securities” immediately preceding it.

Response:

The paragraph entitled “Securities Lending” will be removed.

33.

In the section entitled, “Investment Restrictions,” please define the term “majority” under the Investment Company of 1940 Act, as amended.

Response:

The following disclosure will be added to the section entitled “Investment Restrictions:”

A “majority of the outstanding shares” is defined in the 1940 Act as the lesser of: (i) 67% or more of the voting shares present or represented by proxy at a meeting, if the holders of more than 50% of outstanding voting shares are present or represented by proxy, or (ii) more than 50% of outstanding voting shares.

34.

In the section entitled, “Trustees and Officers,” please elaborate on the skills and qualifications of the Trustees.

Response:

The following disclosure will be added to the section entitled “Trustees and Officers:”

Additional Information about the Trustees:

The Fund’s Board of Trustees believes that each Trustee’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that the Trustees possess the requisite experience, qualifications, attributes and skills to serve on the Board.  The Fund’s Board of Trustees believes that the Trustees’ ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with the Adviser, other service providers, legal counsel and independent public accountants; and to exercise effective business judgment in the performance of their duties as Trustees, support this conclusion.  The Fund’s Board of Trustees has also considered the contributions that each Trustee can make to the Board and the

April 28, 2017

Fund.  In addition, the following specific experience, qualifications, attributes and/or skills apply as to each Trustee:  Mr. Baird, experience as a chief executive officer of a non-profit corporation; Ms. Gresham Bullock, academic leadership experience, legal experience and experience as a board member of various organizations; Ms. Dominguez, experience as Chair of the U.S. Equal Employment Opportunity Commission and experience as a board member of various organizations; Mr. Guffey, experience as a director and officer of private companies and experience as a board member of various organizations; Mr. Harper, experience as a partner of a public accounting firm and experience as a board member of a mutual fund complex; Ms. Jones, legal experience and experience as a director of a private foundation; Mr. Williams, experience as the mayor of the District of Columbia and as a board member of various organizations; and Mr. Streur, leadership roles within the Adviser and experience building and managing investment management firms. References to the experience, qualifications, attributes and/or skills of the Trustees are pursuant to requirements of the SEC, do not constitute holding out of a Board or any Trustee as having special expertise or experience, and shall not impose any greater responsibility or liability on any such Trustee or on the Board by reason thereof.

35.

In the Trustees and Officers table, please add the Term of Office of each director to Column two of the table.

Response:

The following disclosure has been added to the introductory paragraph:

Board members and officers of the Trust and the Fund hold indefinite terms of office.

36.

In the Trustees and Officers table, please add a parenthetical regarding the principal business of any company listed in Column four that is not implicit in its name.

Response:

The requested disclosure will be added to the Trustees and Officers table.

37.

In the section entitled, “Trustees and Officers,” please disclose the number of Board committee meetings held during the last fiscal year.

Response:

The following disclosure will be added to the section entitled “Trustees and Officers:”

In connection with the consolidation of the Fund’s Board of Trustees with the boards of trustees of other Calvert Funds on December 28, 2016, the Fund’s Audit Committee was restructured, including, the addition of new members and a new audit committee financial expert (“New Audit Committee”).  The New Audit Committee did not meet during the last fiscal year.

In connection with the consolidation of the Fund’s Board of Trustees with the boards of trustees of other Calvert Funds on December 28, 2016, the Fund’s Governance Committee was restructured, including, the addition of new members (“New Governance Committee”).  The New Governance Committee did not meet during the last fiscal year.

April 28, 2017

38.

In the section entitled “Investment Adviser,” please add a discussion regarding any expense limitation to the advisory fee payable by the Fund.

Response:

There is no expense limitation to the advisory fee payable by the Fund to the Fund’s investment adviser.

39.

In the section entitled “Method of Distribution,” please disclose, if applicable, that an affiliated person of the Fund is an affiliated person of the principal underwriter and identify the affiliated person.

Response:

There is no affiliated person of the Fund who is an affiliate of the principal underwriter.

40.

In the section entitled, “Transfer and Shareholder Servicing Agents,” please add the principal business addresses of each service provider.

Response:

The requested disclosure will be added.

41.

In the section entitled, “Portfolio Holdings Disclosure,” please add disclosure regarding the manner in which the Fund’s Board exercises oversight of the Fund’s disclosure of portfolio holdings.

Response:

The disclosure will be revised to read as follows:

The Policy may not be waived, or exception made, without the consent of the Fund’s CCO. The CCO determines when to grant waivers or exceptions to the Policy. The CCO may not waive or make exception to the Policy unless such waiver or exception is consistent with the intent of the Policy, which is to ensure that disclosure of portfolio information is in the best interest of Fund shareholders. In determining whether to permit a waiver of or exception to the Policy, the CCO will consider whether the proposed disclosure serves a legitimate purpose of the Fund, whether it could provide the recipient with an advantage over Fund shareholders or whether the proposed disclosure gives rise to a conflict of interest between Fund shareholders and its investment adviser, any sub-adviser, principal underwriter or other affiliated person.

Pursuant to the Policy, the CCO will report all waivers of or exceptions to the Policy to the Board at their next meeting. The Board oversees the disclosure of the Portfolios’ security holdings through its review and consideration of the CCO’s report regarding waivers and exceptions to the Policy. The Board may impose additional restrictions on the disclosure of portfolio holdings information at any time.

42.

In the section entitled, “Portfolio Holdings Disclosure,” please add disclosure regarding who determines when to apply waivers or exceptions to the policies and procedures with respect to disclosure of information about portfolio holdings of the Fund.

Response:

Please see the response to Comment No. 41.

April 28, 2017

43.

In the section entitled, “Independent Registered Public Accounting Firm and Custodian,” please add the principal business addresses of each service provider and describe the services of each.

Response:

The  requested disclosure will be added.

Part C Comments

44.

The 1940 Act and Rule 483 of Regulation C under the Securities Act of 1933, as amended, (the “Rules”) require that, if any name is signed to the registration statement pursuant to a power of attorney, copies of such powers of attorney shall be filed as an exhibit to the registration statement. In addition, if the name of any officer signing on behalf of the registrant is signed pursuant to a power of attorney, certified copies of a resolution of the registrant’s board of Trustees authorizing such signature shall also be filed as an exhibit to the registration statement.

Response:

The requisite power of attorney and board resolution, as required by the Rules, dated December 28, 2016 was filed with the SEC on February 2, 2017 as exhibit (q)(1) to Post-Effective Amendment No. 80 for Calvert Management Series (Accession no. 0000940394-17-000245).

* * * * *

Should you have any questions concerning the above, please call the undersigned at (617) 672-8520.

Sincerely,

/s/ Timothy P. Walsh

Timothy P. Walsh, Esq.